UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 000-31557

CIBT Education Group Inc.

(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  *    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On March 12, 2008, Mr. Toby Chu, the chief executive officer and president, and Mr. Troy Rice, the chief operating officer, resigned from the audit committee of CIBT Education Group Inc. (the “Company”) as neither director is independent. Rule 10A-3(b)(1)(iv) permits an issuer listing securities pursuant to section 12 of the Exchange Act to have a minority of its audit committee members be non-independent directors for a period of one year after the date of effectiveness of its registration statement. The Company’s registration statement became effective on July 9, 2007. As the one year exemption period will end on July 8, 2008, the Company is proactively taking all steps necessary to become compliant with the audit committee rules. The audit committee is now comprised of Dr. David Hsu, Alfred Ng and Jack Brozman.

The Company also wishes to clarify the relationship between Toby Chu, Alvin Chu and Allen Chu, who are all brothers.  The relationship between Toby and Alvin has been previously disclosed. However, due to an oversight the Company did not disclose the relationship with Allen Chu in its prior filings, including its annual filing on a form 20-F, with the SEC. Allen Chu did not stand for re-election at the Company’s 2007 AGM therefore he ceased to be a director of the Company as of November 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: March 19, 2008	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer